UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 8)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,270,723
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 3,270,723
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates LLC, a New Jersey Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. James T. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This Amendment No. 8 to the Statement on Schedule 13D (the “Amendment No. 8”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009, Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009, Amendment No. 6 to the Statement on Schedule 13D filed on December 28, 2009 and Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 8, the Initial Schedule 13D, as amended by this Amendment No. 8, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed by the following persons (each, a "Reporting Person"), in each case with respect to the Common Stock indicated:

(i)
David F. Bolger. Mr. Bolger is a citizen of the United States and a director emeritus of the Company (described in Item 6 below).  His business address is 79 Chestnut Street, Ridgewood, New Jersey 07450. Mr. Bolger is the former chairman of F&M Holding Company ("F&M"), which merged with and into the Company effective April 20, 2006.

(ii)
Two-Forty Associates LLC, a New Jersey Limited Liability Company ("Two-Forty LLC"). Mr. Bolger is a member of Two-Forty LLC, as are his three children. The principal business of Two-Forty LLC is real estate investment and its business address is 79 Chestnut Street, Ridgewood, New Jersey 07450.

(iii)
The David F. Bolger 2008 Grantor Retained Annuity Trust, an irrevocable trust governed by the laws of the State of Florida (the “GRAT”). Mr. Bolger serves as the sole trustee of the GRAT.  The GRAT was created for estate planning purposes. The address of the GRAT is c/o Bolger & Co., Inc., 79 Chestnut Street, Ridgewood, New Jersey 07450.

(iv)
James T. Bolger. J.T. Bolger is a citizen of the United States, the President of Bolger & Co., Inc., a real estate investment and investment banking company, and the managing member of Two-Forty LLC. His business address is 79 Chestnut Street, Ridgewood, New Jersey 07450.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 28, 2008, a copy of which was previously filed as Exhibit 1 to Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On March 26th, 2010, Two-Forty Associates L.P., a Pennsylvania limited partnership (“Two-Forty L.P.”), merged with and into Two-Forty LLC to effect a change in form of business entity and jurisdiction of organization. Upon consummation of the merger, Two-Forty L.P. ceased to exist and Two-Forty LLC continued as the surviving entity, and all of Two-Forty LP’s rights, privileges, immunities, powers, property, claims, actions and proceedings vested in Two-Forty LLC. Mr. Bolger was the sole trustee of the general partner of Two-Forty L.P. and after the merger became a member of Two-Forty LLC. Mr. Bolger’s interests in Two-Forty LLC are the same as in Two-Forty L.P, except he is now a member of Two-Forty LLC. As a result, shares referred to below as being beneficially owned by Mr. Bolger as the sole trustee of the general partner of Two-Forty L.P. prior to the merger are now beneficially owned by Mr. Bolger as a member of Two-Forty LLC. Mr. Bolger and his son, J.T. Bolger, share voting and investment power with respect to the shares beneficially owned by Two-Forty LLC.

Pursuant to the Agreement of Merger, dated as of December 27, 2005, as amended (the "Merger Agreement"), among the Company, F&M, F&M Acquisition Corporation ("Acquisition Corp.") and Mr. Bolger, Acquisition Corp. merged with and into F&M on April 20, 2006 (the "Merger"). In the Merger, the shareholders of F&M (which include the Reporting Persons) received 5,325,000 shares of Common Stock, $18,597,787 in cash and a right to receive a contingent cash payment of $3,902,213 in exchange for a total of 20,766 shares of F&M common stock. Mr. Bolger received 5,171,142 shares of Common Stock and Two-Forty L.P. received 153,857 shares of Common Stock. Based on the closing price of the Common Stock on December 23, 2005 (the last full trading day before the Merger Agreement was signed) of $23.39 per share, the total value of the consideration paid by the Company in connection with the Merger was approximately $147.1 million.

Following the consummation of the Merger, Mr. Bolger transferred 35,000 shares of Common Stock as follows, in each case as an outright gift (collectively, the "Transfers"): (i) 20,000 shares were transferred to Thomas M. Wells, who is a former director of F&M and a current director of the Company, (ii) 10,000 shares were transferred to Clarence Jones, who is a former director of F&M and a current director of the Company and (iii) 5,000 shares were transferred to John Lambert (who is a former director of F&M) and Carol A. Lambert, jointly. After giving effect to the Transfers, Mr. Bolger beneficially owned 5,291,999 shares of Common Stock (5,138,142 shares owned directly as an individual and 153,857 owned through his status as the sole trustee of the general partner of Two-Forty L.P.).

Mr. Bolger previously reported in the Initial Schedule 13D that he intended to transfer approximately 500,000 shares of Common Stock in the form of outright gifts to various charities. Mr. Bolger subsequently transferred 499,000 shares of Common Stock as follows, in each case as an outright gift (together, the "Gifts"): (i) 333,333 shares were transferred to Northfield Mount Hermon School ("Northfield School") as of May 25, 2006 and (ii) 166,666 shares were transferred to West Bergen Mental Healthcare Foundation ("West Bergen
Healthcare") as of August 1, 2006. After giving effect to the Gifts, Mr. Bolger beneficially owned 4,792,000 shares of Common Stock (4,638,143 shares owned directly as an individual and 153,857 shares owned through his status as the sole trustee of the general partner of Two-Forty L.P.).

On May 29, 2008, Mr. Bolger transferred 1,937,332 shares of Common Stock to the GRAT (the “GRAT Gift”). After giving effect to the GRAT Gift, Mr. Bolger beneficially owned 3,463,045 shares of Common Stock (1,333,392 shares owned directly as an individual, 192,321 shares owned through his status as the sole trustee of the general partner of Two-Forty L.P. and 1,937,332 shares that are owned through his status as the sole trustee of the GRAT).

As of May 29, 2009, the GRAT transferred 1,209,273 shares of Common Stock to David F. Bolger in the form of an annuity payment. This transfer by the GRAT was required by the terms of the organizational documents of the GRAT as described below under Item 4 and did not involve the payment of any consideration. After giving effect to this transfer by the GRAT, Mr. Bolger beneficially owned 3,463,044 shares of Common Stock (2,542,664 shares owned directly as an individual, 192,321 shares owned through his status as the sole trustee of the general partner of Two-Forty L.P. and 728,059 shares owned through his status as the sole trustee of the GRAT).

On October 16, 2009, TD Bank, N.A. (“TD Bank”) provided Mr. Bolger and The David F. Bolger Revocable Trust with a Commitment Letter (the “Commitment Letter”), pursuant to which TD Bank agreed, subject to certain terms and conditions, to provide funding to Mr. Bolger of up to $20 million in connection with the purchase of Common Stock under the Bolger Purchase Agreement as defined and described in Item 4 below. The remainder of the purchase price under the Bolger Purchase Agreement will be funded by Mr. Bolger’s working capital.

The foregoing description of the Commitment Letter does not purport to be a complete description of all of the terms of such letter. The Commitment Letter is incorporated by reference as Exhibit 16 to Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009 (“Exhibit 16”) and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the letter filed as Exhibit 16.

As of May 29, 2010, the GRAT transferred all of its remaining 728,059 shares of Common Stock to David F. Bolger in the form of an annuity payment (the “GRAT Transfer”). The GRAT Transfer was required by the terms of the organizational documents of the GRAT as described below under Item 4 and did not involve the payment of any consideration. After giving effect to the GRAT Transfer, Mr. Bolger beneficially owns 3,463,044 shares of Common Stock (3,270,723 shares that are owned directly as an individual and 192,321 shares that are owned through his status as a member of Two-Forty LLC). In addition, after giving effect to the GRAT Transfer, the GRAT no longer beneficially owns any shares of Common Stock, is no longer a filing person and is no longer a member of any “group.”

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Amendment No. 8, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
In accordance with the terms of the governing instrument of the GRAT, on each anniversary of the creation of the GRAT, the GRAT was obligated to make an annuity payment to Mr. Bolger of the Common Stock or cash with a value on each May 29 as follows:

•	First annual payment: 14.9235000% of the initial fair market value of the GRAT.
•	Second annual payment: 17.9082000% of the initial fair market value of the GRAT.
•	Third annual payment: 21.4898400% of the initial fair market value of the GRAT.
•	Fourth annual payment: 25.7878080% of the initial fair market value of the GRAT.
•	Fifth annual payment: 30.9453696% of the initial fair market value of the GRAT.

After the consummation of the GRAT Transfer, the GRAT does not beneficially own any shares of Common Stock.

On October 29, 2009, the Company and Mr. Bolger (and the other Reporting Persons only with respect to certain sections thereof) entered into a Securities Purchase Agreement for the purchase and sale of $25 million of shares of Common Stock (the “Bolger Purchase Agreement”) to Mr. Bolger. The Bolger Purchase Agreement is incorporated by reference as Exhibit 16 to this report and incorporated herein by reference.

In addition, on October 29, 2009, the Company entered into a Securities Purchase Agreement with an affiliate of Lightyear Fund II, L.P. (“Lightyear”), for the purchase and sale of $40 million of shares of Common Stock to Lightyear (the “Lightyear Purchase Agreement”, and together with the Bolger Purchase Agreement, the “Securities Purchase Agreements”). The total gross proceeds from the sales of Common Stock to Mr. Bolger and Lightyear (the “Private Offerings”) would be $65 million. The shares of Common Stock in the Private Offerings are being sold at a per share purchase price equal to the lesser of (A) $0.87 per share, and (B) the net proceeds per share to the Company in connection with a public offering of Common Stock (the “Public Offering”).

The Private Offerings were subject to certain closing conditions, including, among others, (i) the completion of the Public Offering and the receipt of aggregate proceeds for the Private Offerings and Public Offering of at least $150 million (net of underwriting commissions and discounts); (ii) receipt of the necessary regulatory approvals by the Company and Lightyear, which will include approval under the Change in Bank Control Act of 1978, as amended, with respect to Lightyear; (iii) receipt of all necessary approvals under the Company’s charter and applicable law (as described below); and (iv) no material amendment or termination of the binding Letter Agreement, dated as of October 26, 2009, entered into by the Company and Cohen & Company Financial Management, LLC, providing for the repurchase of the Company’s outstanding trust preferred securities.

Subject to certain conditions under the Securities Purchase Agreements, the Company has granted each of Mr. Bolger and Lightyear preemptive rights on any subsequent offering of the Company’s securities at a purchase price of less than 95% of the market price of the Common Stock on the last trading day preceding the date of the Securities Purchase Agreements with respect to such issuance of securities. Mr. Bolger and Lightyear will each have such rights until such time as Mr. Bolger or Lightyear, as applicable, or their respective affiliates, cease to own 5% or more of all outstanding Common Stock.

Under the Securities Purchase Agreements, the Company has granted registration rights to each of Mr. Bolger and Lightyear. Within thirty days of the closing date of the Private Offerings, the Company must file a shelf registration statement covering the registrable securities held by Mr. Bolger and Lightyear, including all securities purchased by each of Mr. Bolger and Lightyear pursuant to the Securities Purchase Agreements. In addition, each of Mr. Bolger and Lightyear have piggy-back registration rights, pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Company, subject to certain conditions.

The Company has also agreed to take all necessary action to eliminate or minimize the effect of any anti-takeover laws, including anti-takeover provisions of the Company’s Articles of Incorporation, on the Private Offerings. In addition, so long as either Mr. Bolger or Lightyear owns at least 5% of the outstanding Common Stock of the Company, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for each of Mr. Bolger, Lightyear and their affiliates.

A special meeting of the Company’s shareholders was held on December 7, 2009 at which the Company’s shareholders approved the issuance of $65 million in Common Stock pursuant to the Private Offerings and  approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock from 45,000,000 to 300,000,000.

Each of Mr. Bolger and Lightyear have agreed with the Company and Keefe, Bruyette & Woods, Inc., the managing underwriter for the Public Offering, subject to certain exceptions, not to dispose of their Common Stock or securities convertible into or exchangeable for shares of Common Stock until the 90th day after the closing of the purchase of Common Stock and the Public Offering as contemplated in the Securities Purchase Agreements, except with the prior written consent of the Company and Keefe, Bruyette & Woods, Inc.

Pursuant to the terms and conditions of the Bolger Purchase Agreement, for so long as Mr. Bolger, together with his affiliates, owns at least 10% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate two candidates for election to each of the board of directors of the Company and the board of directors of Bank of the Cascades, as candidates recommended by the board of directors of the Company, unless both of Mr. Bolger’s nominees are still serving as directors on each board and will continue to serve after the relevant election. For as long as Mr. Bolger, together with his affiliates, owns at least 5% but less than 10% of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate one candidate for election to each of the board of directors of the Company and the board of directors of Bank of the Cascades, as a candidate recommended by the board of directors of the Company, unless Mr. Bolger’s nominee is still serving as a director on each board and will continue to serve after the relevant election.

The foregoing description of the Securities Purchase Agreements is a summary of certain material terms of such agreements and does not purport to be a complete description of all of the terms of such agreements. The Bolger Purchase Agreement is incorporated by reference as Exhibit 16 to this report, is incorporated herein by reference and the foregoing description is qualified in its entirety by reference to the full text of the agreement filed as an exhibit hereto.

On December 23, 2009, the Company issued a press release announcing that it had terminated its Common Stock offering. Mr. Bolger is permitted to terminate the Bolger Purchase Agreement on December 31, 2009 if the conditions to closing are not satisfied. Mr. Bolger has indicated a willingness, under certain conditions, to amend these arrangements in order to provide the Company additional time to implement a capital raise.

On February 16, 2010, the Company and Mr. Bolger (and Two-Forty Associates and the GRAT) entered into an amendment (the “Bolger Amendment”) to the Bolger Purchase Agreement.  The Bolger Amendment is incorporated by reference as Exhibit 17 to this report and incorporated herein by reference. The Bolger Amendment, among other things, extends the date by which conditions of closing must be satisfied and amends these conditions.  As amended, the Bolger Purchase Agreement may be terminated by a party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before May 31,

2010.  A sale by the Company of its Common Stock in a concurrent public offering is no longer a condition to the closing of the sale of Common Stock to Mr. Bolger.  Instead, the sale of Common Stock is now conditioned upon the Company’s simultaneous sale of shares of its Common Stock in additional private placements to other investors under separate written agreements such that the total net proceeds from the offerings is at least $150 million, in addition to the other closing conditions set forth in the Bolger Purchase Agreement and such other separate written agreements.

The foregoing description of the Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Bolger Amendment is incorporated by reference as Exhibit 17 to this report and the foregoing description is qualified in its entirety by reference to the full text of the amendment filed as an exhibit hereto.

On June 1, 2010, the Company and Mr. Bolger (and Two-Forty LLC) entered into a second amendment (the “Second Bolger Amendment”) to the Bolger Purchase Agreement to extend the date by which the conditions of closing must be satisfied.  As amended, the Bolger Purchase Agreement may be terminated by a party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before June 30, 2010.

The foregoing description of the Second Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Second Bolger Amendment is incorporated by reference as Exhibit 18 to this report and the foregoing description is qualified in its entirety by reference to the full text of the amendment filed as an exhibit hereto.

There can be no assurances that any conditions to closing in the Bolger Purchase Agreement, as amended by the Bolger Amendment, will be satisfied and that the purchase of Common Stock as contemplated in the Bolger Purchase Agreement, as amended, will be consummated.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 8 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Based on information provided in the Company's Annual Report on Form 10-K for the annual period ended December 31, 2009, as of March 8, 2010 there were 28,174,163 shares of Common Stock outstanding.

After giving effect to the GRAT Transfer, Mr. Bolger beneficially owns 3,463,045 shares of Common Stock, which represent approximately 12.3% of the outstanding shares of Common Stock. This total comprises 3,270,723 shares of Common Stock that Mr. Bolger owns directly as an individual, and 192,321 shares of Common Stock that Mr. Bolger owns through Two-Forty LLC, by virtue of his status as a member of Two-Forty LLC.

Two-Forty LLC beneficially owns 192,321 shares of Common Stock, which represent approximately 0.7% of the outstanding shares of Common Stock.  Mr. Bolger beneficially owns these shares as a member of Two-Forty LLC.

After giving effect to the GRAT Transfer, the GRAT no longer beneficially owns any shares of Common Stock.

(b) After giving effect to the GRAT Transfer, Mr. Bolger has the sole power to vote or to direct the vote or to dispose or direct the disposition of 3,270,723 shares of Common Stock.

Mr. Bolger, as a member of Two-Forty LLC, has shared power to vote or to direct the vote or to dispose or direct the disposition of 192,321 shares of Common Stock. Two-Forty LLC has shared power to vote or to direct the vote or to dispose or direct the disposition of 192,321 shares of Common Stock.

(c)  As described in Item 3 above, as of May 29, 2010, the GRAT transferred 728,059 shares of Common Stock to Mr. Bolger in the form of an annuity payment.  This transfer was required by the terms of the organizational documents of the GRAT as described above under Item 4 and did not involve the payment of any consideration. The price of the Common Stock as of May 29, 2010 was $0.60.

(d) As a member of Two-Forty LLC, Mr. Bolger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 192,321 shares of Common Stock that are held by Two-Forty LLC.

(e) As of May 29, 2009, the GRAT ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by replacing Item 6 of Amendment No. 2 with the following:

In order for Mr. Bolger to make the GRAT Gift, the GRAT had to agree, and did agree, to become bound by the terms of the Shareholders Agreement, which are described above in this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.                      Description

1.	Joint Filing Agreement, dated as of May 28, 2008, by and among The Reporting Persons (previously filed as Exhibit 1 to Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008).

2.
The David F. Bolger 2008 Grantor Retained Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the grantor, and David F. Bolger, as the trustee (previously filed as Exhibit 3 to Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008).

3.
Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School (previously filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

4.
Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation (previously filed as Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

5.
Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School (previously filed as Exhibit 3 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

6.
Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

7.	Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27, 2006).

8.
Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

9.
Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

10.
Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27, 2006).

11.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

12.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells (previously filed as Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

13.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

14.	Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

15.
Commitment Letter, dated as of October 16, 2009, among TD Bank, N.A., David F. Bolger and The David F. Bolger Revocable Trust (previously filed as Exhibit 16 to Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009).

16.
Securities Purchase Agreement, dated as of October 29, 2009, between the Company and David F. Bolger (previously filed as Exhibit 17 to Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009).

17.
First Amendment to the Securities Purchase Agreement, dated as of February 16, 2010, by and among the Company and David F. Bolger, Two-Forty Associates and the David F. Bolger 2008 Grantor Retained Annuity Trust (previously filed as Exhibit 19 to Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010).

18.	Second Amendment to the Securities Purchase Agreement, dated as of June 1, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 2010

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES LLC, a New Jersey Limited Liability Company

By:	/s/ James T. Bolger
James T. Bolger, its managing member

THE DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST, an Irrevocable Trust

By:	/s/ David F. Bolger
David F. Bolger, its Trustee

JAMES T. BOLGER

/s/ James Theodore Bolger
James Theodore Bolger

INDEX OF EXHIBITS

Exhibit No.                      Description

1.	Joint Filing Agreement, dated as of May 28, 2008, by and among The Reporting Persons (previously filed as Exhibit 1 to Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008).

2.
The David F. Bolger 2008 Grantor Retained Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the grantor, and David F. Bolger, as the trustee (previously filed as Exhibit 3 to Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008).

3.
Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School (previously filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

4.
Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation (previously filed as Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

5.
Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School (previously filed as Exhibit 3 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

6.
Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

7.	Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27, 2006).

8.
Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

9.
Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

10.
Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27, 2006).

11.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

12.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells (previously filed as Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

13.
Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

14.	Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

15.
Commitment Letter, dated as of October 16, 2009, among TD Bank, N.A., David F. Bolger and The David F. Bolger Revocable Trust (previously filed as Exhibit 16 to Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009).

16.
Securities Purchase Agreement, dated as of October 29, 2009, between the Company and David F. Bolger (previously filed as Exhibit 17 to Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009).

17.
First Amendment to the Securities Purchase Agreement, dated as of February 16, 2010, by and among the Company and David F. Bolger, Two-Forty Associates and the David F. Bolger 2008 Grantor Retained Annuity Trust (previously filed as Exhibit 19 to Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010).

18.	Second Amendment to the Securities Purchase Agreement, dated as of June 1, 2010, by and among the Company, David F. Bolger and Two-Forty Associates LLC.